Haint Blue Brewing Company, LLC.

Mobile, Alabama

Independent Accountants' Review Report

Financial Statements

Seven Months Ended July 31, 2016

Haint Blue Brewing Company,LLC.
Financial Statements and Other Financial Information
July 31, 2015

Contents

Financial Statements

Karen C. Simmons, P.C.

Certified Public Accountant

P.O. Box 9608
Mobile, AL 36691
251.662.1235 - Fax: 251.662.1236

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Member
Haint Blue Brewing Company, LLC.
Mobile, Alabama

We have reviewed the accompanying financial statements of Haint Blue Brewing Company, LLC., which comprise the balance sheet as of July 31, 2016 , and the related statements of loss, changes in member's equity, and cash flows for the seven months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The other financial information contained in the statement of operating expenses for the seven months ended is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. We have compiled the information and, it has not been subjected to the inquiry and analytical procedures applied in the review of the basis financial statements. We have not audited or reviewed the information and, accordingly, we do not express an opinion on such information.

Mobile, Alabama
September 8, 2016

Karen C. Simmons, P.C.

Member
American Institute of Certified Public Accountants
Alabama Society of Certified Public Accountants

1

Haint Blue Brewing Company, LLC.
Balance Sheet
As of July 31, 2016

Asset

Asset

Cash on Hand, in checking and in savings	$	3,422
Prepaid Rent		4,500
Total Current Assets		7,922

Property and Equipment

Brew Kettle		10,000
Keg Washer		7,931
Leasehold Improvement		2,000
Mash Tun		1,500
Total Property and Equipment		21,431

Other Assets

Trade mark		550
Total Other Assets		550
Total Asset	$	29,903

Haint Blue Brewing Company,LLC.
Balance Sheet
As of July 31, 2016

Liabilities and Member's Equity

Liabilities		
Current Liabilities	$	-
Total Liabilities	$	-
Member's Equity		
Paid-In Capital		56,613
Current Year Loss		(26,710)
Total Member's Equity		29,903
Total Liabilities and Member's Equity	$	29,903

Haint Blue Brewing Company, LLC.
Statement of Loss
Seven Months Ended July 31, 2016

Revenue		-
Cost of Goods Sold		
Batch Ingredients	$	541
Freight		901
Materials		4,838
Total Cost of Goods Sold		6,280
Gross Loss		(6,280)
Operating Expenses		
Operating Expenses		20,430
Total Operating Expenses		20,430
Net Loss	$	(26,710)

See Notes To Financial Statement and Independent Accountants' Review Report

Haint Blue Brewing Company, LLC.
Statement of Operating Expenses

	Seven Months Ended July 31, 2016
Operating Expenses	
Bank Service Charge	$ 25
Business Licenses	85
Dues & Subscriptions	1,570
Insurance Expense	340
Legal & Professional Fees	2,201
Marketing	8,959
Meals & Entertainment	417
Postage	3
Rent Expense	4,500
Software	248
Travel	1,765
Utilities	317
Total Operating Expenses	$ 20,430

See Notes to Financial Statements and Independent Accountants' Review Report

Haint Blue Brewing Company, LLC.
Statment of Retained Earnings

	Seven Months Ended July 31, 2016
Beginning of Year	$ -
Net Loss	(26,710)
Paid-In Capital	56,613
Retained Earings at End	$ 29,903

See Notes to Finacial Statements and Independent Accountants' Review Report

6

Haint Blue Brewing Comapny,LLC.
Statement of Cash Flow

	Seven Months Ended July 31, 2016
Cash Flow-Operating Activities	
Net Loss	$ (26,710)
Net Cash Used by Operating Activities	(26,710)
Cash Flow-Investing Activities	
Prepaid Expenditures	(4,500)
Property and Equipment Expenditures	(21,431)
Trademark	(550)
Net Cash Used by Investing Activities	(26,481)
Cash Flow-Financing Activities	
Owner Capital	56,613
Net Cash Provided by Financing Activities	56,613
Net Increase in Cash Equivalents	3,422
Cash and Equivalents at Beginning of Year	-
Cash and Equivalents at End	$ 3,422

See Notes to Financial Statement and Independent Accountant's Review Report

Haint Blue Brewing Company, LLC.
Notes to Financial Statements
July 31, 2016

SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haint Blue Brewing, LLC. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Nature of Business: Haint Blue Brewing Company, LLC. Is an Alabama corporation with one location in Mobile. The company specializes in manufacturing unique brews to distribute to retailers and the general public.

Revenue and Cost Recognition: The Company has not yet opened, thus, it has not recognized any revenues.

Property and Equipment: Property and equipment is stated on the basis of cost. Depreciation is not yet computed because they are not yet in use. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred.

Trademark: The Company purchased the rights to the name Haint Blue Brewing Company, LLC. These expenditures are capitalized. Amortization will begin once the company has opened.

Marketing Cost: Marketing costs are expensed by the Company the first time the marketing activity occurs.

Operating Lease: The Company has a 3-year lease with a non-related third party requiring prepayment of first and last months rent with monthly rental payments of $1,500. The lease expires April 30, 2019. The lease is currently prepaid for 5 months. The Company intends to improve and purchase the current building in which they are leasing.